Term sheet No. 22
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated February 2, 2007; Rule 433

Deutsche Bank ☐/

Deutsche Bank AG, London Branch

$

Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE Index Fund due March 2, 2011

General

- Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE Index Fund due March 2, 2011 (the "**notes**") are designed for investors who seek a return linked to the appreciation, if any, of the iShares® MSCI EAFE Index Fund (the "**Index Fund**") at maturity. Investors should be willing to forgo interest and dividend payments during the term of the notes and to lose up to 80% of their principal if the Index Fund declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about March 2*, 2011.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about February 26*, 2007 and are expected to settle on or about February 28*, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.
Index Fund:	iShares® MSCI EAFE Index Fund.
Underlying Index:	MSCI EAFE® Index.
Buffer Level:	20%
Participation Rate:	100%
Payment at Maturity:	• If the Final Share Price is greater than or equal to the Initial Share Price, you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the Share Return multiplied by the Participation Rate. Accordingly, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Share Return} \times \text{Participation Rate})$$

- If the Final Share Price declines from the Initial Share Price, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 note principal amount.
- If the Final Share Price declines from the Initial Share Price, and such decline is greater than the Buffer Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Buffer Level. Accordingly, in this case, if the Share Return is less than -20%, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Share Return} + \text{Buffer Level})]$$

If the Final Share Price declines from the Initial Share Price by more than the Buffer Level of 20%, you could lose up to $800 per $1,000 note principal amount.

Share Return:	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price:	The closing price of one share of the Index Fund on the Trade Date.
Final Share Price:	The closing price of one share of the Index Fund on the Final Valuation Date *multiplied by* the Share Adjustment Factor.
Share Adjustment Factor:	1.0 on the Trade Date and subject to adjustment under certain circumstances as described below under "Description of the Notes – Payment at Maturity" and "– Anti-Dilution Adjustments."
Trade Date:	February 26*, 2007
Final Valuation Date:	February 25*, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in this term sheet.
Maturity Date:	March 2*, 2011, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in this term sheet.
CUSIP:	2515A0 AU 7
ISIN:	US2515A0AU79

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page TS-7 in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Note	$	$0.00	$
Total	$	$0.00	$

[1] For more detailed information about discounts and commissions, please see "Underwriting" beginning on page TS-33 of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

SUMMARY

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page TS-7 in this term sheet, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

- In making your investment decision, you should rely only on the information contained or incorporated by reference in this term sheet relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the notes offered by this term sheet and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this term sheet and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

- The notes described in this term sheet are not appropriate for all investors and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This term sheet and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

- **We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this term sheet nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this term sheet and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.**

- **You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this term sheet and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.**

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The table below illustrates the payment at maturity for a $1,000 note principal amount for a hypothetical range of performance for one share of the Index Fund from -100% to +100% and assumes an Initial Share Price of $74.86 (the actual Initial Share Price will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Share Price ($)	Share Return (%)	Payment at Maturity ($)	Return on Note (%)
$149.72	100.00%	$2,000.00	100.00%
$142.23	90.00%	$1,900.00	90.00%
$134.75	80.00%	$1,800.00	80.00%
$127.26	70.00%	$1,700.00	70.00%
$119.78	60.00%	$1,600.00	60.00%
$112.29	50.00%	$1,500.00	50.00%
$104.80	40.00%	$1,400.00	40.00%
$97.32	30.00%	$1,300.00	30.00%
$89.83	20.00%	$1,200.00	20.00%
$82.35	10.00%	$1,100.00	10.00%
$74.86	0.00%	$1,000.00	0.00%
$67.37	-10.00%	$1,000.00	0.00%
$59.89	-20.00%	$1,000.00	0.00%
$52.40	-30.00%	$900.00	-10.00%
$44.92	-40.00%	$800.00	-20.00%
$37.43	-50.00%	$700.00	-30.00%
$29.94	-60.00%	$600.00	-40.00%
$22.46	-70.00%	$500.00	-50.00%
$14.97	-80.00%	$400.00	-60.00%
$7.49	-90.00%	$300.00	-70.00%
$0.00	-100.00%	$200.00	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $74.86 to the Final Share Price of $82.35. Because the Final Share Price of $82.35 is greater than the Initial Share Price of $74.86, the investor receives a payment at maturity of $1,100.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + ($1,000.00 x 10%) = $1,100.00

Example 2: The closing price of one share of the Index Fund declines from the Initial Share Price of $74.86 to the Final Share Price of $67.37. Because the decline in the price of one share of the Index Fund from the Initial Share Price of $74.86 to the Final Share Price of $67.37 does not exceed the Buffer Level of 20%, the investor receives a payment at maturity of $1,000.00 per $1,000 note principal amount.

Payment at maturity per $1,000 note principal amount = $1,000.00

Example 3: The closing price of one share of the Index Fund declines from the Initial Share Price of $74.86 to the Final Share Price of $52.40. Because the decline in the price of one share of the Index Fund from the Initial Share Price of $74.86 to the Final Share Price of $52.40 exceeds the Buffer Level of 20%, the Share Return is negative, and the investor will receive a payment at maturity of $900.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + [$1,000 x (-30% + 20%)] = $900.00

Example 4: The closing price of one share of the Index Fund declines from the Initial Share Price of $74.86 to the Final Share Price of 0. Because the decline in the price of one share of the Index Fund from the Initial Share Price of $74.86 to the Final Share Price of $0 exceeds the Buffer Level of 20%, the Share Return is negative, and the investor will receive a payment at maturity of $200.00 per $1,000 note principal amount calculated as follows:

Payment at maturity per $1,000 note principal amount = $1,000 + [$1,000 x (-100% + 20%)] = $200.00

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the shares of the Index Fund. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of your notes is protected against a decline in the Final Share Price, as compared to the Initial Share Price, of up to 20%. If the Final Share Price declines by more than the Buffer Level of 20%, for every 1% decline beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. For example, a Share Return of -30% will result in a 10% loss of principal.

- **RETURN LINKED TO THE PERFORMANCE OF THE iSHARES® MSCI EAFE INDEX FUND** — The return on the notes is linked to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund managed by iShares®, Inc., a registered investment company. iShares®, Inc. consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index. It is possible that this fund may not fully replicate the performance of the MSCI EAFE® Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. The MSCI EAFE® Index is calculated, published and disseminated daily by Morgan Stanley Capital International Inc. ("**MSCI**"), and comprises the equity securities underlying the MSCI indices of 21 selected countries in Europe, Asia, Australia and New Zealand. For additional information about the iShares® MSCI EAFE Index Fund and the MSCI EAFE® Index, see the information set forth under "iShares® MSCI EAFE Index Fund" and "MSCI EAFE® Index" in this term sheet.

- **CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES** — You should review carefully the section in this term sheet entitled "Certain U.S. Federal Income Tax Consequences." Subject to the assumptions and limitations described therein, although the tax consequences of an investment in the notes are uncertain, we believe that the notes should be treated as a prepaid financial contract for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax characterization and treatment of the notes, and no assurance can be given that the IRS or the courts will agree with the tax characterization or treatment described in this term sheet. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of this term sheet beginning on page TS-7.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF UP TO 80% OF NOTE PRINCIPAL AMOUNT** — The notes do not guarantee any return of principal in excess of $200 per $1,000 note principal amount. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Share Return is positive or negative. Your investment will be exposed to any decline in the Final Share Price, as compared to the Initial Share Price, beyond the 20% Buffer Level. **Accordingly, you could lose up to $800 for each $1,000 note principal amount that you invest**.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

- **THE INDEX FUND IS SUBJECT TO MANAGEMENT RISK** — The Index Fund is subject to the risk that the investment strategy of Barclays Global Fund Advisors ("**BGFA**"), which is the investment adviser to the Index Fund, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and, consequently, the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. **Accordingly, you should be willing and able to hold your notes to maturity**.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund would have.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities held by the Index Fund are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE SHARES OF THE INDEX FUND TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the shares of the Index Fund to which the Notes are linked.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the shares of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are set out in more detail in the "Risk Factors" section of this term sheet beginning on page TS-7.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes will not pay interest or guarantee any return of principal prior to maturity. Investing in the notes is not equivalent to investing in a security linked directly to the Index Fund, the Underlying Index or any of the equity securities included in the Underlying Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. ***You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement and the prospectus before you decide that an investment in the notes is suitable for you.***

The notes do not pay interest or guarantee the return of your investment at maturity in excess of 20%.

The notes do not pay interest. You may lose up to 80% of your investment at maturity if the Final Share Price declines from the Initial Share Price. The return on the notes at maturity, if any, may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time incurred during the term of the notes.

The Final Share Price may be less than the closing price of one share of the Index Fund at other times during the term of the notes.

Because the Final Share Price is calculated based on the closing price of one share of the Index Fund on the Final Valuation Date, the closing price of one share of the Index Fund at various other times during the term of the notes could be higher than the Final Share Price. This difference could be particularly large if there is a significant increase in the closing price of one share of the Index Fund before and/or after the Final Valuation Date, if there is a significant decrease in the closing price of one share of the Index Fund around the time of the Final Valuation Date or if there is significant volatility in the closing price of one share of the Index Fund during the term of the notes (especially on dates near the Final Valuation Date). For example, if the closing price of one share of the Index Fund increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Share Price near the end of the term of the notes, the Final Share Price may be significantly less than if it were calculated on a date earlier than the Final Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Index Fund, the equity securities included in the Underlying Index or contracts relating to the Underlying Index for which there is an active secondary market. Even if the closing price of one share of the Index Fund increases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the closing price of one share of the Index Fund to increase while the market value of the notes declines because the market value of the notes will not be influenced solely by the changes in the closing price of one share of the Index Fund.

Your return on the notes, if any, will not reflect dividends paid by the Index Fund.

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the shares of the Index Fund and received the dividends paid on those shares. This is because the calculation agent will calculate the amount payable to you at maturity by reference to the Final Share Price. The Final Share Price reflects the price of one share of the Index Fund without taking into consideration the value of dividends paid by the Index Fund.

The anti-dilution adjustments the calculation agent is required to make do not cover every event that could affect the shares of the Index Fund.

The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. See "Description of the Notes — Anti-Dilution Adjustments." The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the shares of the Index Fund on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of the shares of the Index Fund. In addition, the value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility of the Index Fund;

- the dividend rate on the equity securities held by the Index Fund (while not paid to holders of the notes, dividend payments on the equity securities held by the Index Fund may influence the market price of the shares of the Index Fund and the market value of options on the Index Fund and, therefore, affect the value of the notes);

- economic, financial, political and regulatory or judicial events that affect equity securities held by the Index Fund or financial markets generally;

- the time remaining to maturity of the notes;

- supply and demand for the notes;

- interest and yield rates in the market generally;

- the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund are denominated;

- the occurrence of certain events affecting the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

No one can predict the future performance of the Index Fund based on its historical performance. The price of the shares of the Index Fund may decrease such that you may lose up to 80% of your investment at maturity.

The return for the notes will not be adjusted for changes in exchange rates that might affect the Share Return.

Although most or all of the equity securities held by the Index Fund are traded in currencies other than U.S. dollars, and the notes, which are linked to the Index Fund, are denominated in U.S. dollars, the amounts payable on the notes at maturity will not be adjusted for changes in the exchange rates between U.S. dollars and each of the currencies in which the equity securities held by the Index Fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Share Return. The amount we pay in respect of the notes on the Maturity Date will be determined solely in accordance with the procedures described in "Description of the Notes — Payment at Maturity."

The Underlying Index is subject to currency exchange risk.

Because the closing prices of the Component Securities (as defined below under "The MSCI EAFE® Index") are converted into U.S. dollars for purposes of calculating the value of the Underlying Index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the Component Securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the Component Securities in the Underlying Index denominated in each such currency. The devaluation of the U.S. dollar against the currencies in which the Component Securities trade will result in an increase in the value of the Underlying Index. Conversely, if the U.S. dollar strengthens against such currencies, the value of the Underlying Index will be adversely affected and may reduce or eliminate any return on your investment and result in the loss of some of your principal. Fluctuations in currency exchange rates can have a continuing impact on the value of the Underlying Index, and any negative currency impact on the Underlying Index may significantly decrease the value of the notes. The return on an index composed of the Component Securities where the closing price is not converted into U.S. dollars can be significantly different than the return on the Underlying Index, which is converted into U.S. dollars.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The underlying stocks that constitute the Index Fund have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities market in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from economies in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

There are risks associated with the Index Fund.

The Index Fund has a limited operating history. Although its shares are listed for trading on the American Stock Exchange ("**AMEX**"), and a number of similar products have been traded on the AMEX for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the investment strategy of the Index Fund's investment adviser Barclays Global Fund Advisors ("**BGFA**"), the implementation of which is subject to a number of constraints, may not produce the intended results.

The correlation between the performance of the Index Fund and the performance of the Underlying Index may be imperfect.

While the performance of the Index Fund is linked principally to the performance of the Underlying Index, the performance of the Index Fund is also generally linked in part to shares of other exchange traded funds because BGFA may invest up to 10% of the Index Fund's assets in other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. In addition, the Index Fund may invest in a representative sample of equity securities included in the Underlying Index and not hold all or substantially all of the equity securities included in the Underlying Index. Moreover, the Index Fund will reflect transaction costs and fees that are not included in the calculation of the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund.

For all of the foregoing reasons, the performance of the Index Fund may not correlate perfectly with the performance of the Underlying Index. Because of this imperfect correlation, the return on the notes will not be the same as an investment directly in the Index Fund or in the Underlying Index or in the equity securities included in the Underlying Index, and will not be the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

BGFA's policies for the Index Fund and changes that affect the Underlying Index could affect the value of the notes and the amount payable on the notes.

BGFA's policies concerning the calculation of the Index Fund's net asset value, additions, deletions or substitutions of equity securities held by the Index Fund and manner in which changes affecting the Underlying Index are reflected in the Index Fund could affect the market price of the shares of the Index Fund and, therefore, affect the amount payable on the notes at maturity and the value of the notes prior to maturity. The amount payable on the notes and their value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the Index Fund's net asset value, or if BGFA discontinues or suspends calculation or publication of the Index Fund's net asset value, in which case it may become difficult to determine the value of the notes.

In addition, Morgan Stanley Capital International ("**MSCI**") owns the Underlying Index and is responsible for the design and maintenance of the Underlying Index. The policies of MSCI concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Underlying Index, could affect the level of the Underlying Index and, consequently, could affect the market price of the shares of the Index Fund and, therefore, affect the amount payable on the notes at maturity and the value of the notes prior to maturity.

We are not affiliated with any of the issuers of the equity securities held by the Index Fund or included in the Underlying Index.

We are not affiliated with any of the issuers of the equity securities held by the Index Fund. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities held by the Index Fund or your notes. None of the money you pay us will go to BGFA or any of the issuers of the equity securities held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

You will have no shareholder rights in the companies that are issuers of equity securities held by the Index Fund.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the equity securities held by the Index Fund would have.

Secondary trading may be limited.

The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the price of the shares of the Index Fund has appreciated since the Trade Date. The potential returns described in this term sheet assume that your notes, which are not designed to be short-term trading instruments, are held to maturity. **You should be willing and able to hold your notes to maturity**.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in this term sheet, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such price may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

Deutsche Bank AG and other affiliates of ours trade the equity securities held by the Index Fund and included in the Underlying Index and other financial instruments related to the Index Fund, the Underlying Index and the equity securities included in the Underlying Index on a regular basis for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index Fund or the Underlying Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the performance of the Index Fund and, accordingly, could affect the value of the notes and the amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stocks are held by the Index Fund or included in the Underlying Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stocks are held by the Index Fund. Any prospective purchaser of notes should undertake such independent investigation of each company whose stock is held by the Index Fund or included in the Underlying Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the shares of the Index Fund or the level of the Underlying Index or the price of the component stocks underlying the Underlying Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market price of the shares of the Index Fund, the level of the Underlying Index or the market price of the component stocks underlying the Underlying Index and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Share Adjustment Factor and anti-dilution adjustments, if any, the Final Share Price, the Share Return and the amount that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index Fund has been discontinued and whether there has been a material change in the method of calculation of the Underlying Index. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Share Return on the Final Valuation Date and calculating the amount that we are required to pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that the Final Valuation Date and the Maturity Date will be postponed, and your return will be adversely affected.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates may be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

The U.S. tax consequences of an investment in the notes are unclear.

There is no direct legal authority regarding the proper U.S. tax characterization and treatment of a note, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**") regarding the tax characterization and treatment of a note. Consequently, significant aspects of the tax characterization and treatment of a note are uncertain and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. If the IRS were successful in asserting an alternative characterization for a note, the timing and character of income on a note might differ from the description herein. You should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including alternative characterizations and treatments of a note) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of this term sheet called "Certain U.S. Federal Income Tax Consequences."

Your investment in the notes is not insured by the FDIC.

The notes are not insured by the Federal Deposit Insurance Corporation.

DESCRIPTION OF THE NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term "**note**" refers to each $1,000 principal amount of our Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE Index Fund.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to the performance of the Index Fund. The notes are a series of securities referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar.

The notes do not pay interest. At maturity you will receive a payment in cash the amount of which will vary depending on the performance of the Index Fund calculated in accordance with the formula set forth below.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof. The principal amount and issue price of each note is $1,000. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

Payment at Maturity

The "**Maturity Date**" will be March 2, 2011, unless that day is not a business day, in which case the Maturity Date will be the first following business day. On the Maturity Date you will receive a cash payment, for each $1,000 note principal amount, calculated as follows:

- If the Final Share Price is greater than or equal to the Initial Share Price, you will receive a cash payment per $1,000 note principal amount that provides you with a return on your investment equal to the Share Return *multiplied by* the Participation Rate. Accordingly, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$1,000 + ($1,000 x Share Return x Participation Rate)

- If the Final Share Price declines from the Initial Share Price, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 note principal amount.

- If the Final Share Price declines from the Initial Share Price, and such decline is greater than the Buffer Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Buffer Level. Accordingly, in this case, if the Share Return is less than -20%, your payment at maturity per $1,000 note principal amount will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Share Return} + \text{Buffer Level})]$$

If the Final Share Price declines from the Initial Share Price by more than the Buffer Level of 20%, you could lose up to $800 per $1,000 note principal amount.

The "**Share Return**" will be calculated as follows:

$$\text{Share Return} = \frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

The "**Initial Share Price**" is the closing price of one share of the Index Fund on February 26, 2007 (the "**Trade Date**").

The "**Final Share Price**" is the closing price of one share of the Index Fund on the Final Valuation Date *multiplied by* the Share Adjustment Factor.

The "**Participation Rate**" is equal to 100%.

The "**Buffer Level**" is equal to 20%.

The "**Share Adjustment Factor**" is equal to 1.0 on the Trade Date and is subject to adjustment under certain circumstances as described below.

The "**Final Valuation Date**" will be February 25, 2011, unless that day is not a business day, in which case the Final Valuation Date will be the first following business day.

If the Final Valuation Date is not a trading day or if there is a market disruption event on such day, the Final Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or is continuing; *provided*, that the Final Share Price will not be determined on a date later than the tenth trading day after the Final Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the Final Share Price shall be deemed to be the closing price of one share of the Index Fund last in effect prior to the commencement of the market disruption event (or prior to the non-trading day).

If, due to a market disruption event or otherwise, the Final Valuation Date is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following such Final Valuation Date, as postponed.

A "**trading day**" is a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchanges for the Index Fund.

A "**business day**" is any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Share Adjustment Factor and anti-dilution adjustments, if any, the Final Share Price, the Share Return and the amount that we will pay you at maturity. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of this term sheet without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Initial Share Price, the Share Adjustment Factor, the Final Share Price and the Share Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 note principal amount at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on the Final Valuation Date and, consequently, the Share Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Index Fund, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of the shares of the Index Fund (or the relevant successor index fund) on relevant exchanges (as defined below) for such shares for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange for the shares of the Index Fund (or the relevant successor index fund) as a result of which the reported trading prices for such shares (or the shares of the relevant successor index fund) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the shares of the Index Fund (or the relevant successor index fund) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market;

in each case, as determined by the calculation agent in its sole discretion; or

- a suspension, absence or material limitation of trading of the shares of equity securities then constituting 20 percent or more of the level of the Underlying Index (or the underlying index related to the relevant successor index fund) on the relevant exchanges for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the Underlying Index (or the underlying index related to the relevant successor index fund) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Underlying Index (or the underlying index related to the relevant successor index fund) or shares of the Index Fund (or a successor index fund) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Underlying Index (or the underlying index related to the relevant successor index fund) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Underlying Index (or the underlying index related to the relevant successor index fund) shall be based on a comparison of:

- the portion of the level of the disrupted Underlying Index (or the underlying index related to the relevant successor index fund) attributable to that security, relative to

- the overall level of the disrupted Underlying Index (or the underlying index related to the relevant successor index fund),

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying Index or shares of the Index Fund (or a successor index fund) the primary securities market trading in such contracts by reason of:
    - a price change exceeding limits set by such exchange or market;

- an imbalance of orders relating to such contracts; or

- a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or the shares of the Index Fund (or a successor index fund); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or the shares of the Index Fund (or a successor index fund) are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

A "**relevant exchange**" is the primary exchange or market of trading for the shares of the Index Fund (or any successor index fund) or any security (or any combination thereof) then included in the Underlying Index (or any underlying index related to the successor index fund).

Anti-Dilution Adjustments

If the shares of the Index Fund are subject to a share split or a reverse share split, then once such split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall be equal to the product of:

- the prior Share Adjustment Factor, and

- the number of shares which a holder of one share of the Index Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Alternate Calculation of Price and Closing Price

If the Index Fund (or a successor index fund) is de-listed from the AMEX (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (or such successor index fund) (such index fund being referred to herein as a "**successor index fund**"). If the Index Fund (or a successor index fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate price or closing price, as applicable, of the shares of the Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor index fund is selected or the calculation agent calculates a price or closing price, as applicable, by a computation methodology that the calculation determines will as closely as reasonably possible replicate the Index Fund, that successor index fund or price or closing price, as applicable will be substituted for the Index Fund (or such successor index fund) for all purposes of the notes.

If at any time:

- the Underlying Index (or the underlying index related to a successor index fund) is changed in a material respect, or

- the Index Fund (or a successor index fund) in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Index Fund (or such successor index fund) had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price or closing price, as applicable, of an exchange traded fund comparable to the Index Fund (or such successor index fund) as if those changes or modifications had not been made, and calculate the price or closing price with reference to the Index Fund (or such successor index fund), as adjusted. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the price or closing price, as applicable, of the shares of the Index Fund (or any successor index fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the price or closing price, as applicable, of the shares of the Index Fund upon written request by any investor in the notes.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment Upon an Event of Default

If an event of default occurs, and the maturity of your notes is accelerated, we will pay a default amount in respect of the notes equal to the amount payable at maturity per $1,000 note principal amount as described above under "— Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the notes.

Listing

The notes will not be listed on any securities exchange.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

ISHARES® MSCI EAFE INDEX FUND

We have derived all information contained in this term sheet regarding iShares® MSCI EAFE Index Fund (the "**Index Fund**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("**iShares®**"), Barclays Global Investors, N.A. ("**BGI**"), and Barclays Global Fund Advisors ("**BGFA**"). The Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment adviser to the Index Fund. The Index Fund is an exchange traded fund ("**ETF**") that trades on the American Stock Exchange under the ticker symbol "EFA." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BGFA, and the Index Fund, please see the Prospectus, dated December 1, 2006. In addition, information about iShares and the Index Fund may be obtained from other sources, including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information.

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australian and Far Eastern markets, as measured by the Underlying Index. The Underlying Index was developed by Morgan Stanley Capital International Inc. ("**MSCI**").

Holdings Information

As of January 31, 2007, 99.71% of the Index Fund's holdings consisted of equity securities, 0.01% consisted of cash and 0.29% was in other assets, including dividends booked but not yet received. The following tables summarize the Index Fund's top holdings in individual companies and by sector as of September 30, 2006.

Top holdings in individual securities as of September 30, 2006

Company	Percentage of Total Holdings
BP PLC	1.85%
HSBC Holdings PLC	1.78%
Toyota Motor Corp.	1.30%
GlaxoSmithKline PLC	1.29%
Total SA	1.22%
Nestle SA	1.16%
Novartis AG	1.14%
Royal Dutch Shell PLC-Class A	1.07%
UBS AG	1.05%
Vodafone Group PLC	1.03%

Top holdings by sector as of September 30, 2006

Sector	Percentage of Total Holdings
Financials	29.90%
Consumer Discretionary	12.09%
Industrials	10.65%
Materials	8.14%
Consumer Staples	7.89%
Energy	7.51%
Health Care	7.41%
Information Technology	5.49%
Utilities	5.37%
Telecommunication Services	5.09%

As of September 30, 2006, the Index Fund's holdings by country consisted of the following 21 countries: the United Kingdom, Japan, France, Switzerland, Germany, Australia, Spain, Netherlands, Italy, Sweden, Hong Kong, Finland, Belgium, Ireland, Singapore, Norway, Denmark, Austria, Greece, Portugal and the United States. In addition, as of such date, the Index Fund's three largest equity securities were BP PLC, HSBC Holdings PLC and Toyota Motor Corp., its three largest sectors were financials, consumer discretionary and industrials and its three largest holdings by country were the United Kingdom, Japan and France in each case respectively.

The Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The Index Fund invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index. In addition, the Index Fund may invest some of its assets in securities that are not included in the Underlying Index.

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

The Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Index Fund will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

License Agreement with BGI

We have entered into an agreement with BGI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the iShares® MSCI EAFE Index Fund, which is owned and published by BGI, in connection with certain securities, including the notes.

ISHARES® IS A REGISTERED MARK OF BGI. BGI HAS LICENSED CERTAIN TRADEMARKS AND TRADE NAMES OF BGI TO DEUTSCHE BANK AG. THE BUFFERED UNDERLYING SECURITIES (BUYS) LINKED TO THE ISHARES® MSCI EAFE INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD, OR PROMOTED BY BGI. BGI MAKES NO REPRESENTATIONS OR WARRANTIES TO THE OWNERS OF THE ISHARES® MSCI EAFE INDEX FUND OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN THE BUFFERED UNDERLYING SECURITIES (BUYS) LINKED TO THE ISHARES® MSCI EAFE INDEX FUND. BGI HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OPERATION, MARKETING, TRADING OR SALE OF THE BUFFERED UNDERLYING SECURITIES (BUYS) LINKED TO THE ISHARES® MSCI EAFE INDEX FUND.

Discontinuation of the iShares® MSCI EAFE Index Fund; Alteration of Method of Calculation

If the Index Fund (or a successor index fund (as defined herein) is delisted from the American Stock Exchange (or any other Relevant Exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (or such successor index fund) (such index fund being referred to here as a "**successor index fund**"). If the Index Fund (or a successor index fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate price or closing price, as applicable, of the shares of the Index fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor index fund is selected or the calculation agent calculates a price or closing price, as applicable, by a computation methodology that the calculation determines will as closely as reasonably possible replicate the Index Fund, that successor index fund or price or closing price, as applicable will be substituted for the Index Fund (or such successor index fund) for all purposes of the notes.

If at any time:

- the Underlying Index (or the underlying index related to a successor index fund) is changed in a material respect, or

- the Index Fund (or a successor index fund) in any other way is modified so that it does not, in such opinion of the calculation agent, fairly represent the price of the shares of the Index Fund (or such successor index fund) had those changes or modifications not been made,

The calculation agent will provide information as to the method of calculating the price or closing price, as applicable, of the shares of the Index Fund upon written request by any investor in the notes.

THE MSCI EAFE® INDEX

The MSCI EAFE® Index is a stock index calculated, published and disseminated daily by MSCI, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

We obtained all information contained in this term sheet regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, MSCI. MSCI has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE® Index.

The MSCI EAFE® Index is intended to provide performance benchmarks for the developed equity markets in Australia, New Zealand, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

Index Calculation. The performance of the MSCI EAFE® Index is a free float weighted average of the U.S. dollar values of all of the equity securities (the "**Component Securities**") constituting the MSCI indexes for the 21 selected countries (the "**Component Country Indices**"). Each Component Country Index is a sampling of equity securities across industry groups in such country's equity markets. See " — Maintenance of the MSCI EAFE® Index and the Component Country Indices" below.

Prices used to calculate the Component Securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. Closing prices are converted into U.S. dollars using the closing exchange rates calculated by The WM Company at 4 p.m. Greenwich Mean Time. The U.S. dollar value of the MSCI EAFE® Index is calculated based on the free float-adjusted market capitalization in U.S. dollars of the Component Securities. The MSCI EAFE® Index was launched on December 31, 1969 at an initial value of 100.

Maintenance of the MSCI EAFE® Index and the Component Country Indices. In order to maintain the representativeness of the MSCI EAFE® Index, structural changes to the MSCI EAFE® Index as a whole may be made by adding or deleting Component Country Indices and the related Component Securities. Currently, such changes in the MSCI EAFE® Index may only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

MSCI may add additional Component Country Indices to the MSCI EAFE® Index or subtract one or more of its current Component Country Indices prior to the expiration of the Securities. Any such adjustments are made to the MSCI EAFE® Index so that the value of the MSCI EAFE® Index at the effective date of such change is the same as it was immediately prior to such change.

Each Component Country Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each Component Country Index, emphasis is also placed on its continuity, replicability and on minimizing turnover in the MSCI EAFE® Index

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of full Component Country Index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed annual timetable.

Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indices at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI EAFE® Index at the time of their actual occurrence and that should not wait until the annual full Component Country Index review due to their importance. These quarterly index reviews may result in additions and deletions of Component Securities from a Component Country Index and changes in number of shares. Additions and deletions to Component Securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates for Component Securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI's pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The implementation of changes resulting from quarterly index reviews occurs on only four dates throughout the year: as of the close of the last business day of February, May, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation. Any country may be impacted at the quarterly index review.

The annual full Component Country Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for Component and non-Component Securities, as well as changes typically considered for quarterly index reviews. During a full Component Country Index review, securities may be added or deleted from a Component Country Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for Component Securities changes during quarterly index reviews as discussed above.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs. Index maintenance of the Component Country Indices is reflected in the MSCI EAFE® Index.

Selection of Component Securities. The selection of the Component Securities for each Component Country Index is based on the following guidelines:

(i)   Define the total market;

(ii) Sort the market by industry groups and target 60% for inclusion;

(iii) Select stocks with good liquidity and free float;

(iv) Avoid cross-ownership; and

(iv) Apply the full market capitalization weight to each stock.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Underlying Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Underlying Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the Underlying Index, which index is determined, composed and calculated by MSCI without regard to the issuer of these notes. MSCI has no obligation to take the needs of the issuer of these notes or the owners of these notes into consideration in determining, composing or calculating the Underlying Index. MSCI is not responsible for and has not participated in the determination of the timing, prices or quantities of the notes to be issued. Neither MSCI nor any other party has an obligation or liability to owners of these notes in connection with the administration, marketing or trading of the notes.

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. ("MSCI"), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED

TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Historical Information

The following graph sets forth the daily closing price of one share of the Index Fund from January 2, 2002 through February 1, 2007. The closing price of one share of the Index Fund on February 1, 2007 was $74.86. We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Final Share Price. We cannot give you assurance that the performance of the Index Fund will result in a return on your initial investment.**



CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes to holders who purchase the notes at the "issue price" and will hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this term sheet may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, or a United States holder (as defined below) who has a "functional currency" other than the U.S. dollar.

In addition, in the case of an Index comprised of the stock of one or more entities, we will not attempt to ascertain whether any entity in the Index Fund would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code. If one or more entities in the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC or another governmental authority by such components and consult your tax adviser regarding the possible consequences to you if such a component is or becomes a PFIC.

Tax Characterization of the Notes

A note should be treated as a prepaid financial contract for U.S. federal income tax purposes. **Due to the absence of authorities that directly address instruments that are similar to a note, significant aspects of the U.S. federal income tax consequences of an investment in a note are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization or treatment described herein. Accordingly, you are urged to consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note (including the tax consequences that would arise under the alternative characterizations and treatments described below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above characterization is respected.**

Tax Consequences to United States Holders

The following discussion applies to "United States holders" of the notes. You are a "United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Assuming that the characterization of the notes described above is respected, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the notes.

Tax Treatment Prior to Maturity. You should not be required to recognize taxable income over the term of the notes prior to maturity other than pursuant to a sale or exchange, as described below.

Sale, Exchange or Retirement of a Note. Upon a sale or exchange of a note prior to its maturity date or upon the receipt of the cash payment in retirement of a note at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the note so sold, exchanged or retired. Your tax basis in the note generally will equal the amount you paid to acquire such note. Such gain or loss should be capital gain or loss and should be long-term capital gain or loss if you have held your note for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in a Note. Due to the absence of authorities that directly address the proper characterization of a note, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Alternative U.S. federal income tax characterizations and treatments of the notes are possible, which, if applied, could materially affect the timing and/or character of the income or loss with respect to a note. It is possible, for example, that a note could be treated as a debt instrument governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held a note you would be required to accrue into income "original issue discount" based on our comparable yield for similar noncontingent debt, determined at the time of issuance of the notes, even when no corresponding cash would be received on the notes. In addition, any gain on the sale, exchange or retirement of the notes would generally be treated as ordinary income. Other characterizations also are possible. Accordingly, you should consult your own tax adviser regarding the U.S. federal income tax consequences of an investment in a note.

Tax Consequences to Non-United States Holders

The following discussion applies to you only if you are a "non-United States holder" of a note. You are a "non-United States holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. You are not a non-United States holder if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement. Such a holder should consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or retirement of a note.

Sale, Exchange or Retirement of a note. Gain from the sale or exchange of a note prior to its maturity date or upon the receipt of cash payment in retirement of the note at maturity should not be subject to U.S. federal income or withholding tax unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences under Possible Alternative Characterizations. If the notes were characterized as indebtedness, any payments or accruals made or deemed to be made nonetheless would not be subject to U.S. federal income or withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable documentation requirements and (ii) any gain realized on a sale, exchange or retirement of the notes is not effectively connected with your conduct of a trade or business in the United States.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and if payments on the notes are effectively connected with the conduct of that trade or business, you generally will be taxed in the same manner as a United States holder. If the preceding sentence applies to you, then in order to claim an exemption from withholding tax, you will be required to provide a properly executed IRS Form W-8ECI in lieu of IRS Form W-8BEN. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. If you are a non-United States holder and you provide a properly executed IRS Form W8-BEN or W8-ECI.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of this term sheet) paid with respect to the notes which commissions, as to agents affiliated with us, include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of this term sheet, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index Fund, the Underlying Index, the component stocks underlying the Underlying Index, or instruments whose value is derived from the Underlying Index or its underlying stocks. While we cannot predict an outcome, such hedging activity or our other hedging or investment activity could potentially increase the price of the shares of the Index Fund as well as the Initial Share Price, and therefore effectively establish a higher price that the shares of the Index Fund must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Index Fund, the Underlying Index, the component stocks underlying the Underlying Index, or instruments whose value is derived from the Underlying Index or its underlying stocks. Although we have no reason to believe that any of these activities will have a material impact on the share price of the Index Fund or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of this term sheet. DBSI and DBTCA will not receive a commission in connection with the sale of the notes. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of this term sheet. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in this term sheet, or we may pay other fees, in the amount set forth on the cover page of this term sheet. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to this term sheet is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this term sheet, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this term sheet, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this term sheet and the accompanying prospectus supplement or prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

We expect to deliver the notes against payment therefor on or about the second business day following the Trade Date. Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date will be required, by virtue of the fact that we expect the notes initially to settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement.